Lundin Mining holds 97.6 percent of NAN

March 23, 2005 (TSX: LUN; O-list Stockholmsbörsen: LUMI)

On January 21, 2005 Lundin Mining Corporation ("Lundin Mining") made a public offer for all outstanding shares in North Atlantic Natural Resources AB ("NAN"). The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN (the "Share alternative") or SEK 10.75 per share in NAN (the "Cash alternative") (together referred to as the "Offer"). Following the first acceptance period Lundin Mining declared the Offer unconditional and extended the Offer. The extended acceptance period expired at 17.00 (CET) on Friday March 18, 2005.

Shareholders representing 7,367,854 shares, corresponding to 23.6 percent of the total number of shares and votes of NAN, have accepted the Offer. 7,331,595 shares were submitted under the Share alternative and 36,259 shares were submitted under the Cash alternative. Combined with the 23,117,000 shares held by Lundin Mining prior to the Offer, Lundin Mining now holds 30,484,854 shares in NAN, corresponding to 97.6 percent of the total number of shares and votes.

Accounting of settlement for those having accepted during the extended acceptance period is estimated to commence during week 14, 2005.

Lundin Mining has initiated compulsory purchase of the remaining shares in NAN.

ON BEHALF OF THE BOARD

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Investor Relations North America: +1-604-689-78 42
or
Robert Eriksson, Investor Relations Europe: +46-8-545 074 70

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8
Tel: +1-604 689 78 42
Fax: +1-604 689 42 50
www.lundinmining.com